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                             July 28, 2023

       Daniel S. Perotti
       Chief Financial Officer
       PennyMac Financial Services, Inc.
       3043 Townsgate Road
       Westlake Village, California 91361

                                                        Re: PennyMac Financial
Services, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 22,
2023
                                                            File No. 001-38727

       Dear Daniel S. Perotti:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       Note 3 - Significant Accounting Policies - Servicing Advances, page F-12

   1. Please revise future filings to disclose the material information required by ASC 326-20-
                                                        50 related to the
valuation allowance for your servicing advances, including a roll-forward of the allowance for
credit losses for each period presented. Please provide us your proposed disclosure.
 Daniel S. Perotti
PennyMac Financial Services, Inc.
July 28, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Katharine Garrett at 202-551-2332 or Michael Volley at 202-551-3437
with any questions.



FirstName LastNameDaniel S. Perotti                       Sincerely,
Comapany NamePennyMac Financial Services, Inc.
                                                          Division of
Corporation Finance
July 28, 2023 Page 2                                      Office of Finance
FirstName LastName